Exhibit (a)(1)(iv)
OFFER TO PURCHASE FOR CASH
ALL ISSUED ORDINARY SHARES
OF
PACIFIC INTERNET LIMITED
(Singapore company registration no. 199502086C)
AT
US$8.25 NET PER SHARE
PURSUANT TO THE OFFER TO PURCHASE
DATED MAY 12, 2006
BY
MEDIARING LTD
(Singapore company registration no. 199304568R)

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JUNE 12, 2006, UNLESS THE OFFER IS EXTENDED.
May 12, 2006
To Brokers, Dealers, Banks, Trust Companies and other Nominees:
      This letter relates to the Offer to Purchase dated May 12, 2006 and the related Letter of Transmittal (which, together with amendments or supplements thereto, collectively constitute the “Offer to Purchase”) relating to the offer (the “Offer”) by MediaRing Ltd, a Singapore company (“Purchaser”), to purchase all issued ordinary shares (the “Shares,” and each a “Share”) of Pacific Internet Limited, a Singapore company (“Pacific Internet”), at a purchase price of US$8.25 per Share, net to seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase. All capitalized terms used but not defined herein shall have the meaning ascribed to them in the Offer to Purchase.
      Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.
      Enclosed herewith are copies of the following documents:

1. Offer to Purchase dated May 12, 2006;

2. Letter of Transmittal to be used by shareholders of Pacific Internet in accepting the Offer (manually signed facsimile copies of the Letter of Transmittal may also be used to tender the Shares);

3. A printed form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

4. Notice of Guaranteed Delivery with respect to the Shares;

5. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

6. Return envelope addressed to Mellon Investor Services LLC (the “Depositary”).
      The Offer is conditioned upon the satisfaction of certain Conditions including, among other things:

(a) Minimum Tender Condition. The minimum tender condition requires the tender of a sufficient number of Shares such that Purchaser would own (including Shares it currently owns) more than 50% of the issued Shares of Pacific Internet as of the final expiration of the Offer (including Shares issued or to be issued pursuant to Options validly exercised on or before the final Expiration Date) (the “Minimum Tender Condition”). Under The Singapore Code on Takeovers and Mergers, Purchaser is not permitted to waive the Minimum Tender Condition and the Offer will not successfully close unless this condition is satisfied.

(b) Regulatory/ Third Party Approvals. All approvals and authorizations necessary or appropriate for or in connection with the Offer from all relevant authorities in any jurisdiction shall have been obtained and be in full force and effect, and all statutory and regulatory obligations in any jurisdiction shall have been complied with.

(c) No Injunctions. No governmental authority shall have taken any action or enacted any statute which might require particular actions or impose limitations that would be contrary to the intentions of the Offer or be detrimental to Pacific Internet or the Purchaser.

(d) No Material Transaction. No material transaction involving Pacific Internet shall have been announced, entered into and/or completed or consummated prior to the final expiration of the Offer. See Section 14 of the Offer to Purchase for a definition of what constitutes a material transaction.

(e) No Material Adverse Change. Since December 31, 2005, there shall not have been any adverse change in Pacific Internet and its subsidiaries taken as a whole nor any legal proceedings against Pacific Internet or any of its subsidiaries which could have an adverse effect on Pacific Internet and its subsidiaries taken as a whole, so as to result in either the net assets or the net profit after tax of the Pacific Internet group to decrease by more than 5%.

(f) Actions on the Part of Pacific Internet. Since December 31, 2005, Pacific Internet and its subsidiaries shall not have incurred any material indebtedness other than in the ordinary course of business, or entered into any material transaction (including any acquisition or sale) or taken any corporate action which might adversely affect the net assets or net profit after tax of the Pacific Internet group by more than 5% or cause the average trading price of Pacific Internet Shares to fall by more than 10% of US$6.4675 for a period of ten consecutive trading days, or taken any other corporate action specified in greater detail in Section 14 of the Offer to Purchase.
      We urge you to contact your clients promptly. Please note that the Offer and any withdrawal rights that your clients may have will expire at 12:00 midnight, New York City time, on June 12, 2006, unless extended. The board of directors of Pacific Internet has not yet made any recommendation regarding the Offer.
      In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) Share certificates (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase)); (b) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 3 of the Offer to Purchase, an Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal); and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making such payment.
      Neither Pacific Internet nor the Purchaser will pay any fees or commissions to any broker or dealer or other person in connection with the solicitation of tenders of Shares pursuant to the Offer. The Purchaser will reimburse you upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your customers.

      Questions may be directed to us at our address and telephone number set forth on the back cover of the enclosed Offer to Purchase. Requests for additional copies of the enclosed materials may be directed to D.F. King & Co., Inc., the Information Agent, at the address and telephone numbers appearing on the back page of the Offer to Purchase.

Very truly yours,

MEDIARING LTD
      NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF MEDIARING, THE DEPOSITARY OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

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